UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

March 2009 strategy update: building new heartlands, managing recession challenges

The Hague, 17 March 2009 - As part of its annual review of strategy, Shell said it is continuing with plans to build new upstream and downstream capacity, while managing the near-term challenges of the global economic slowdown.

Shell is taking a prudent approach. Long-term oil and gas fundamentals remain positive, but the industry is facing a sharp downturn in energy prices at a time when costs are high by historical standards.

Jeroen van der Veer, Royal Dutch Shell’s Chief Executive, commented: “These are testing times in the oil and gas industry. Whilst short-term measures are important, we keep our long-term perspective, and continue to believe that energy needs over the long term provide a positive context for Shell’s investment programmes today. “

“The challenge in Upstream is to produce new barrels to offset natural field decline, and to create new growth. In Downstream, we need to balance the continued demand from customers and governments for cleaner products, with the challenges to the industry from the cost of supply.”

 “The key to success sits with operational excellence, technology, project management and financial capacity, and I am pleased with the capabilities we have built in Shell,” he said.

Shell launched very few new projects in 2007-08, to avoid the peak in the cost cycle. This pause, combined with Shell’s global scale, gives new opportunities to reduce supply chain costs ahead of launching new projects.

Shell has balance sheet flexibility to maintain investment and grow dividends in the downturn, and to fund future growth projects. Shell makes long-term investments to create long-term shareholder value.

Major investments underway today include:

· Oil and gas fields with some ~1 million barrels oil equivalent per day (boe/d)
of capacity, which will generate 2-3% annual production growth early in the next decade, to 2012.
· 6.5 million tonnes per year of new liquefied natural gas (LNG) capacity, an increase of 40% over 2008 levels
· New refining and downstream Gas to Liquid (GTL) assets, totalling ~300,000 barrels per day of downstream capacity for Shell, an increase of some 7%  for
2011-12 compared to end-2008
· Positioning Shell’s leading fuels and lubricants marketing businesses in new growth markets and lower costs
· 800,000 tonnes per year of ethylene and 750,000 tonnes per year of mono-ethylene glycol. This is a 13% increase in Shell’s ethylene capacity and a
~ 60% increase in its mono-ethylene glycol capacity
· Pre-FID options upstream that could add more than 1 million boe/d of additional capacity, from a resources base that can support growth to at least
2020.

Shell will invest some $31-$32 billion in 2009 to create this industry-leading portfolio. Dividends are an important statement of confidence in the future, and
Shell is the only company in the sector to have already announced dividend growth plans for 2009.

Dividends for 2009 are expected to be some $10 billion, a 5% increase of  Q1
2009 dividend per share compared to Q1 2008 levels.

This investment is underpinned by Shell’s strong balance sheet, where end-2008 gearing stood at 6%.

Van der Veer continued “We are rejuvenating the portfolio for profitability, scale and new growth, and Shell has made considerable progress.”

“In Downstream, we continued with disposal of selected refining capacity in
2008, before the downturn in financial markets, bringing the total sold this decade to over 800,000 b/d. These disposals have increased our average refinery size by 15%. Portfolio refocusing continues, with potential exits from certain refining and marketing assets in Germany and New Zealand portfolios, impacting a further 5% of Shell’s global refining capacity.”

“In Upstream, disposals of some 20,000 boe/d were completed 2008, bringing the total capacity sold in the rising market this decade to ~300,000 boe/d.”

“Exploration drilling in 2008 added some 1.2 billion barrels of resources, at a finding cost of $2-3 per barrel. Business development activities added over 1 billion barrels of resources in 2008 for Shell.”

Reserves replacement performance including oil sands remains satisfactory, with net reserves attributable to Shell shareholders at end-2008 of 11.9 billion boe, unchanged from year ago levels. End 2008 reserves life stands at 10 years.

For 2006-2008, organic reserves (including oil sands) additions, excluding acquisitions, divestments and year-end price effects, were 4.6 billion boe, compared to production of 3.7 billion boe, a reserves replacement ratio of 126%.
Organic reserves replacement including oil sands and year-end price effects for
2006-08 was 120%.

Organic reserves additions (including oil sands) for 2008 were 1.1 billion boe, compared to 1.2 billion boe of production, and reserves replacement was 95%.
Organic reserves replacement, including oil sands and year-end price effects, was 97%.

Van der Veer continued: “The economic slowdown creates opportunities for Shell to reduce supply-chain costs, as spare capacity in the services industry comes into play. We don’t have a crystal ball on oil prices, so we are planning on the basis that the downturn could last more than a year” Van der Veer said.

“We continue to focus the company on delivering strong operating performance, and maintaining the financial flexibility to fund both new projects, and returns to shareholders.”

Ends

Contacts
Shell Investor Relations:
Den Haag  Tjerk Huysinga    +31 70 377 3996 / +44 207 934 3856
New York  Harold Hatchett    +1 212 218 3112

Shell Media Relations:
International, US, UK, European Press   +31 70 377 3600
The Netherlands Press     + 31 70 377 8750

DEFINITIONS AND CAUTIONARY NOTE

Reserves: Our use of the term “reserves” in this presentation means SEC proved oil and gas reserves and SEC proven mining reserves.
Resources:  Our use of the term “resources” in this presentation includes quantities of oil and gas not yet classified as SEC proved oil and gas reserves or SEC proven mining reserves.  Resources are consistent with the Society of
Petroleum Engineers 2P and 2C definitions and includes Oil Sands.
Organic: Our use of the term Organic includes SEC proved oil and gas reserves and SEC proven mining reserves excluding changes resulting from acquisitions, divestments and year-end pricing impact.
To facilitate a better understanding of underlying business performance, the financial results are also presented on an estimated current cost of supplies
(CCS) basis as applied for the Oil Products and Chemicals segment earnings.
Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Royal
Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.
This presentation contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell plc. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell plc to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. Also included as forward-looking statements in this presentation is our disclosure of reserves, proved oil and gas reserves, proven mining reserves, resources, and all future estimates of refining capacity, oil and gas production, capital investment and expenditure, cash from operations, dividends, share buybacks and investments. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this presentation, including (without limitation): (a)
price fluctuations in crude oil and natural gas; (b) changes in demand for the
Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from re-categorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this presentation are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
Readers should not place undue reliance on forward-looking statements.
Additional factors that may affect future results are contained in Royal Dutch
Shell’s 20-F for the year ended December 31, 2008 (available at
www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this presentation, March 17, 2009. Neither Royal Dutch Shell nor any of its
subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this presentation. There can be no assurance that dividend payments will match or exceed those set out in this presentation in the future, or that they will be made at all.
The term “Shell interest”is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this presentation that  SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 17 March 2009	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary